

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2020

William T. Giles
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2019**
> **Filed October 28, 2019**
> **File No. 001-10714**

Dear Mr. Giles:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services